FOIA CONFIDENTIAL TREATMENT REQUESTED
BY kornit digital Ltd.

FOR CERTAIN PORTIONS OF THIS LETTER

PURSUANT TO 17 C.F.R. § 200.83 (“rULE 83”)

March 12, 2015

VIA EDGAR & HAND DELIVERY

Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Kornit Digital Ltd. Registration Statement on Form F-1 Reg. No. 333-202291

Dear Mr. Mancuso:

On behalf of our client, Kornit Digital Ltd., an Israeli company (the “Company”), we have today filed a Registration Statement on Form F-1 (the “Registration Statement”) via the EDGAR system of the Securities and Exchange Commission (the “Commission”). In this letter, we respond to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Commission contained in the Staff’s letter dated March 10, 2015 (the “Comment Letter”).

Set forth below are the responses of the Company to the comments in the Comment Letter. For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in the Registration Statement unless otherwise indicated. Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in the Registration Statement.

***CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 83***

KORNIT DIGITAL LTD. – 01.3.12.2015

Prospectus Summary, page 1

1.	We note your response to prior comment 1. If the report on which you rely also indicates that the growth rate in your primary market is decreasing, please balance your disclosure about anticipated market growth with equally prominent disclosure about the decreasing growth rate in that market.

Response:

The Company approached the author of the Pira report to gain clarification in order to respond to the Staff’s comment. As provided supplementally to the Staff, the author of the Pira report provided written confirmation that the statement on page xii of the Pira report, which indicates that growth rates are slightly decreasing in North America, was written in error. The author confirmed that the growth in North America is predicted to increase by 1.5% from 2014 to 2019, as indicated on pages xi and the tables on page 75 of the Pira report. This is consistent with the Company’s disclosure in the Registration Statement on pages 2 and 52.

Exchange rate fluctuations between the U.S. dollar…, page 13

2.	We note your response to prior comment 3; however, it appears that the figures on page 14 remain opposite of the disclosures in the table on page 50. For instance, it appears from your disclosure on page 50 that the NIS appreciated by 7.8% against the U.S. dollar in 2012 as opposed to your disclosure on page 14, which states that the U.S. dollar appreciated by 7.8% against the NIS. Please revise as appropriate.

Response:

The Company has revised the disclosure on page 50 in response to this comment.

We may incur substantial costs, page 17

3.	Please address in this risk factor or in a separate risk factor, as appropriate, the development that you mention on page 66. Also highlight the issue in the appropriate section of your prospectus summary.

Response:

The Company has revised the disclosure on page 17 in response to this comment. The Company considered carefully the appropriateness of including disclosure on this claim in the prospectus summary. The bullet point list of risk factors in the prospectus summary include the first 10 risks set forth in the registration statement on the basis that those are the most material to investors. The Company has provided detailed information on page 66 regarding the claim by Direct Imaging Systems, Inc. (“DIS”). Among other things, the Company’s disclosure notes that DIS initially asserted the patent in 2004 and did not subsequently pursue a claim against the Company, the Company determined in 2004 that it believed it had valid defenses to any claim and continues to believe this today, the patent was reexamined and only one claim was found to be valid, the Company is not itself the subject of the claim and, if the Company were to be subject to a claim, among other things, it believes that it has a defense of laches to the claim. While the outcome of litigation is inherently uncertain, the Company concluded that the level of materiality, based on the likelihood of an adverse outcome and the magnitude of any such adverse outcome, did not warrant elevating the prominence of the risk factor on page 17 and nor disclosure in the prospectus summary since both such changes would overstate the materiality of the risk. The Company therefore respectfully informs the Staff that it believes its disclosure, as revised, appropriately informs investors about the claim against its distributor.

***CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 83***

KORNIT DIGITAL LTD. – 02.3.12.2015

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Contractual Obligations, page 46

4.	Please tell us and disclose why the amount of $8,859,000 in the table for your purchase commitments is presented only in the total amount.

Response:

The Company has revised the disclosure on page 46 to indicate that the amount of $8,859,000 relates to commitments through the end of 2015. The Company does not have any purchase obligations related to future years.

Notes to Consolidated Financial Statements, page F-10

Note 15. Subsequent Event, page F-31

5.	With respect to your acquisition on January 5, 2015 of the patents and services from Polymeric Imaging Inc., please explain your analysis in determining to account for the acquisition as a business combination under FASB ASC 805. Also, tell us how you considered the requirements of Rule 3-05 of Regulation S-X in determining whether or not to file audited financial statements for the acquisition.

Response:

On January 5, 2015, the Company acquired patents and services from Polymeric Imaging Inc. and its affiliates, an American ink developer and manufacturer, for total consideration of $2,000,000. The consideration is comprised of a $1,000,000 cash payment paid upon closing and an additional $1,000,000 related to an option to receive services following the closing granted by the sellers to Company.

***CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 83***

KORNIT DIGITAL LTD. – 03.3.12.2015

3

Only the first payment of $1,000,000 is considered to be purchase price pursuant to ASC 805, Business Combinations. The $1,000,000 will be accounted for as compensation expense for services provided subsequent to the closing.

Under ASC 805, Business Combination, a business generally consists of the following three elements: (1) inputs, (2) processes applied to those inputs and (3) outputs that are used to generate a return to investors. However, an acquired set of activities and assets does not need to include substantially all of the inputs or processes necessary to operate that set of activities and assets as a business (i.e., it does not need to be self-sustaining). If a market participant, as defined in ASC 820, is capable of utilizing the acquired set of activities and assets to produce outputs, for example, by integrating the acquired set with its own inputs and processes, then the acquired set of activities and assets might constitute a business.

The patents acquired, as operated by Polymeric Imaging Inc., had related account receivables, employees, inventory and all other inputs and processes, which were not acquired by Kornit. Kornit acquired patents and services related to the manufacturing of ink from Polymeric Imaging Inc., which was a competitor of the Company as it sold ink in the United States for use in the Company's systems. Kornit is also a developer and manufacturer of ink. As such, it is capable of utilizing the acquired patents and services to produce outputs, by integrating the acquired assets with its own inputs and processes which exist in connection with its existing ink business. Therefore, management concluded that the acquired assets constitute a business under ASC 805.

We also considered the requirements of Rule 3-05 of Regulation S-X in determining that filing of audited financial statements for the acquired business is not required based on the following:

•	Investment test – The purchase price of $1,000,000 is less than 3% of the Company’s total assets as of December 31, 2014.

•	Asset test – Since the acquired business did not have stand-alone financial statements, total assets were calculated based on reasonable allocation assumptions as of December 31, 2014 and were estimated to be $[***], which is less than 1.9% of total assets of the Company as of December 31, 2014. There is no possibility that the total assets of the acquired business exceed 20% of the Company’s assets as of that date.

•	Income test – Pre-tax income of the acquired business as for the year ended December 31, 2014 was calculated based on reasonable allocation assumptions and was estimated to be $[***], which is less than 6% of pre-tax income of the Company for the year ended December 31, 2014. There is no possibility that the pre-tax income of the acquired business exceeds 20% of the Company’s pre-tax income for that period.

As a result of the above analysis, the Company concluded that neither separate financial statements nor pro forma information were required with respect to the acquired business.

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***CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 83***

KORNIT DIGITAL LTD. – 04.3.12.2015

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Please do not hesitate to contact Colin Diamond at (212) 819-8754 or Taryn Zucker at (212) 819-2670 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP

White & Case LLP

cc: Gabi Seligsohn, Chief Executive Officer, Kornit Digital Ltd.

***CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 83***

KORNIT DIGITAL LTD. – 05.3.12.2015

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